No. 812-14556

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 12 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d–1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d–1 UNDER THE INVESTMENT COMPANY ACT OF 1940

SILVER POINT SPECIALTY CREDIT FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC, SILVER POINT CAPITAL FUND, L.P., SILVER POINT CAPITAL OFFSHORE FUND, LTD., SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P., SILVER POINT CAPITAL, L.P., SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P., SILVER POINT DISTRESSED OPPORTUNITY PARTNERS MASTER FUND (OFFSHORE), L.P.

All Communications, Notices and Orders to:

Steven Weiser
Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
(203) 542-4200

Copies to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3406

December 27July 20, 20172018

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: SILVER POINT SPECIALTY CREDIT FUND, L.P. SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC SILVER POINT CAPITAL FUND, L.P. SILVER POINT CAPITAL OFFSHORE FUND, LTD. SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P. SILVER POINT CAPITAL, L.P. SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P. SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P. SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P. SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P. SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P. SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P. Two Greenwich Plaza, First Floor Greenwich, Connecticut 06830 (203) 542-4200 File No. 812-14556 Investment Company Act of 1940	)	First Amended and Restated Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940.

I. Summary of Application

The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d–1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

- Silver Point Specialty Credit Fund, L.P. (the "Company");

- Silver Point Specialty Credit Fund Management, LLC ("Management"), on behalf of itself and its successors;[1]

- Silver Point Capital Fund, L.P. (the "Capital Domestic Fund");

- Silver Point Capital Offshore Fund, Ltd. (the "Capital Offshore Fund");

- Silver Point Capital Offshore Master Fund, L.P. (the "Capital Master Fund");

- Silver Point Distressed Opportunities Fund, L.P. (the "Distressed Domestic Fund");

- Silver Point Distressed Opportunities Offshore Fund, L.P. (the "Distressed Offshore Fund");

- Silver Point Distressed Opportunities Offshore Master Fund, L.P. (the "Distressed Master Fund")

- Silver Point Distressed Opportunity Institutional Partners, L.P. (the "Distressed Institutional Domestic Fund");

- Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the "Distressed Institutional Offshore Fund");

- Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (the "Distressed Institutional Master Fund" and together with the Capital Domestic Fund, the Capital Offshore Fund, the Capital Master Fund, the Distressed Domestic Fund, the Distressed Offshore Fund, the Distressed Master Fund, the Distressed Institutional Domestic Fund, the Distressed Institutional Offshore Fund, the "Private Funds"); and

- Silver Point Capital, L.P. ("SPC," on behalf of itself and its successors, and collectively with the Company, Management and the Private Funds, the "Applicants").

The relief requested in this application (the "Application") would permit a Regulated Fund[2] and one or more other Regulated Funds and/or one or more Affiliated Funds[3] to participate in the same

[1] The term "successor," as applied to each SPC Adviser (defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[2] "Regulated Fund" means the Company and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an SPC Adviser, and (c) that intends to participate in the Co-Investment Program. The term "SPC Adviser" means (a) SPC and Management ~~and~~or (b) any future investment adviser that (i) controls, is controlled by or is under common control with SPC~~ and~~, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[3] "Affiliated Fund" means the Private Funds and any Future Affiliated Fund. "Future Affiliated Fund" means any entity (a) whose investment adviser is an SPC Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

investment opportunities through a proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under SectionSections 17(d) and 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price ("Private Placement Securities");[4] and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (as defined below)) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a "Wholly-Owned Investment Sub") (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Board of a Regulated Fund[5] has the sole authority to make all determinations with respect to the entity's participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. "SBIC Subsidiary" means an entity that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958, as amended, (the "SBA Act") as a small business investment company (an "SBIC"). An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition. The Company, through a subsidiary, may apply to the SBA for a license to operate such subsidiary as an SBIC.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.[6]

II. Background

The Company was formed as a Delaware limited liability company under the name SPCP Group VII, LLC on July 31, 2014. The Company was converted to the form of a Delaware limited partnership on April 1, 2015. The Company has in aggregate approximately $552 million in capital commitments as of [ ]July 20, 20172018. The Company anticipates that it will convert to a corporation prior to becoming regulated as a business development company ("BDC") under Section 54(a) of the 1940 Act.

[4] The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the "1933 Act").

[5] The term "Board" means, with respect to any Regulated Fund, the board of directors of that Regulated Fund.

[6] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Company currently is exempt from regulation as an investment company by Section 3(c)(7) of the 1940 Act. The Company has filed a Form N-6F under the 1940 Act notifying the Commission of its intention to elect to be regulated as a BDC and has confidentially submitted a draft registration statement on Form N-2 to register shares of its common stock under the 1933 Act. The Company's investment objective is to achieve attractive risk-adjusted returns primarily by originating loans to small and middle market companies domiciled in the United States and investing in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The Company generally refers to "middle market" companies as those with earnings before interest expense, income tax expense, depreciation and amortization, or "EBITDA," between $10 million and $100 million annually. However, the Company may from time to time invest in larger or smaller companies. Silver Point Specialty Credit Fund GP, LLC serves as the general partner of the Company.

The Company has, and following the date of its conversion to a BDC will have, a Board that is comprised of a majority of Independent Directors.

The Company intends to make an election to be treated for tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future.

Management serves as investment adviser to the Company. Management was established on March 4, 2015 and is a single member Delaware limited liability company. SPC is the sole member of Management and accordingly controls Management. Management is registered with the Commission as an investment adviser under the Advisers Act, though it has not filed its own Form ADV and instead relies on SPC's Form ADV. Management will register with the Commission on its own Form ADV prior to the time the Company elects to be regulated as a BDC by filing a Form N-54A.

The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund.

The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund.

The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general

partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund.

Each of the Private Funds has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments.

SPC, a Delaware limited partnership, is registered with the Commission as an investment adviser under the Advisers Act. SPC was established in 2001 and serves as the principal vehicle for the investment management activities of its principal owners, Edward A. Mulé and Robert J. O'Shea, who are members of Silver Point Capital Management, LLC, a Delaware limited liability company that serves as the general partner of SPC.

III. Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the "Conditions"), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d–1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

- Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

- Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[7] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an "affiliated person" of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.[8]

SPC is the investment adviser to the Private Funds and Management is the investment adviser to the Company. An Adviser will be the investment adviser to each of the Future Regulated Funds. SPC may be deemed to control Management and any other Adviser will be controlling, controlled by, or under common control with SPC. In addition, an Adviser will be the investment adviser to each Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l under the 1940 Act.

B. Rule 17d–1

Rule 17d–1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d–1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that,

[7] Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[8] See, e.g., In re Investment Company Mergers, SEC Rel. No. IC–25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ("[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser's role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.").

until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission's rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d–1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-l under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d–l under the 1940 Act, the Commission is directed by Rule 17d–1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d–1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 *et seq*. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants." Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is "similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies." H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) *reprinted in* 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d–1 under the 1940 Act are met.

C. Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing under the Order in a Potential Co-Investment Transaction in any current investments of an affiliated person other

than through a Follow-On Investment, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person's existing investment. Also, sufficient records of any Co-Investment Transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the SPC Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies[9] and any Board-Established Criteria,[10] investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a "Required Majority"),[11] of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the "Eligible Directors").[12]

The Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of the SPC Advisers' advisory business. The SPC Advisers consider a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Funds. By using the Board-Established Criteria for a Regulated Fund, an

9 "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

10 "Board-Established Criteria" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which each SPC Adviser to the Regulated Fund should be notified under condition 1. The Board-Established Criteria will be consistent with a Regulated Fund's Objectives and Strategies. If no Board-Established Criteria are in effect, then each SPC Adviser to a Regulated Fund will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest expense, income tax expense, depreciation and amortization, or "EBITDA," of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. Each SPC Adviser to a Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

11 "The term "Required Majority" when used with respect to the approval of a proposed Co-Investment Transaction, means both a majority of a BDC's directors or general partners who have no financial interest in such proposed Co-Investment Transaction and a majority of such directors or general partners who are not interested persons of such company."

12 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

Adviser will be able to limit the Potential Co-Investment Transactions it considers for the Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund's Board. In addition to the other protections offered by the conditions to the Application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser's determination of whether an investment opportunity is appropriate for a Regulated Fund. In connection with the Board's annual review of the continued appropriateness of any Board-Established Criteria under condition 9, the Regulated Fund's Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to Follow-On Investments) effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria.

The amount of each Regulated Fund's capital available for investment ("Available Capital") will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund's capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund's directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

To allow for an independent review of co-investment activities, the Board of each Regulated Fund will receive, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter that: (1) were consistent with such Regulated Fund's then current Objectives and Strategies and Board-Established Criteria, but (2) were not made available to such Regulated Fund. This record will include an explanation of why such investment opportunities were not offered to the Regulated Fund.

If an Adviser or its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and any Affiliated Fund (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as required under Condition 14.

Applicants believe that this process (as set forth in Condition 14) will ensure that the Non-Interested Directors[13] will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or its principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed if desired by the Holders will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent third party, as required by the condition, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants also believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the

[13] The term "Non-Interested Directors" refers to the directors of a Regulated Fund who are not "interested persons" of the Regulated Fund as defined in Section 2(a)(19) of the 1940 Act. No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D. Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2. (a) If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and/or Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c) After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the

Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

A. the interests of the shareholders of the Regulated Fund; and

B. the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria;

(iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; *provided that*, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

A. the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

B. the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C. any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the SPC Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities

issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with Condition 8,[14] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable SPC Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater

[14] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable SPC Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practicable time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the maximum amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments

made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions of the Order. In addition, the Non-Interested Directors will consider at least annually (a) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions and (b) the continued appropriateness of any Board-Established Criteria.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the 1940 Act) of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the SPC Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee[15] (including break-up or commitment fees but excluding broker's fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the SPC Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14. If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party ~~(such as the trustee of a voting trust or a proxy adviser)~~ when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board's composition, size or manner of election.

15. Each Regulated Fund's chief compliance officer as defined in Rule 38a-1(a)(4) will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the

[15] Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Regulated Fund's compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

16. The SPC Advisers to the Regulated Funds and Affiliated Funds will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the SPC Advisers to each Regulated Fund will be notified of all Potential Co-Investment Transactions that fall within such Regulated ~~Entity's~~Fund's then-current Objectives and Strategies and Board-Established Criteria and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

IV. Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and Conditions set forth in this Application.

A. Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d–1 under the 1940 Act should not prevent BDCs and registered closed–end investment companies from making investments that are in the best interests of their shareholders.

In cases where the SPC Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain improved pricing and better yields, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund's inability to co-invest with one or more of the Affiliated Funds and/or the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund's shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide "one-stop" financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund's inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Regulated Funds' SPC Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund may also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has determined, or will have determined, that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to

participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and other intermediaries who act as sources of investment opportunities; and (vi) the general terms and Conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Company's Board, including the Non-Interested Directors, also determined that it is in the best interests of the Company and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Company, the SPC Advisers and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that it is proper and desirable for the Company to participate in Co-Investment Transactions with the other Regulated Funds and/or one or more Affiliated Funds.

B. Protective Representations and Conditions

The terms and Conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the

redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.[16] Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by MVC Capital, Inc. and its affiliates, for which an order was issued on August 28, 2017.[17]

VI. Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
Attention: Steven Weiser
(203) 542-4200

Applicants further state that all written or oral communications concerning this Application should be directed to each of the following:

[16] *See, e.g.*, Triloma EIG Energy Income Fund, et al. (File No. 812¬14848) Investment Company Act Rel. No. 33047 (Mar. 14, 2018) (notice) and 33070 (Apr. 10, 2018) (order); 1889 BDC, Inc. et al. (File No. 812-14682) Investment Company Act Rel. No. 32687 (Jun. 21, 2017) (notice) and 32735 (Jul. 18, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. No. 33043 (Mar. 8, 2018) (notice) and 33064 (April 3, 2018) (order); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (June 4, 2013) (order); Gladstone Capital Corporation, Investment Company Act Rel. No. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order); H&Q Health Care Investors, Investment Company Act Rel. No. 28426 (September 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al., Investment Company Act Rel. No. 28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); see also co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order); Prospect Capital Corp., Investment Company Act Rel. Nos. 30855 (January 13, 2014) (notice) and 30909 (February 10, 2014) (order); Alcentra Capital Corporation, et al., Investment Company Act Rel. Nos. 31927 (December 4, 2015) (notice) and 31951 (December 30, 2015) (order).

[17] MVC Capital, Inc., et al. (File No. 812-14720) Investment Company Act Rel. Nos. 32769 (August 1, 2017) (notice) and 32797 (August 28, 2017) (order).

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3406

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement, certificate of incorporation, by-laws, certificate of formation, limited liability company agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such person to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII. Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d–1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: ~~December 27~~July 20, ~~2017~~2018

Silver Point Specialty Credit Fund, L.P.

By: Silver Point Specialty Credit Fund Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Specialty Credit Fund Management, LLC

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Capital Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Capital Offshore Fund, Ltd.

By: /s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Director

Silver Point Capital Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser________________________
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Distressed Opportunities Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser________________________
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Fund, L.P.

By: /s/ Edward A. Mulé________________________
Name: Edward A. Mulé
Title: Director

Silver Point Distressed Opportunities Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser________________________
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.

By: /s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Director

Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Capital, L.P.

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

EXHIBIT A

Verification of Statement of Facts and Application
pursuant to Rule 17d–1 under the
Investment Company Act of 1940
for an Order of the Commission

Each undersigned states that he has duly executed the attached Amendment No. ~~1~~2 to the Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940, dated ~~December 27, 2017~~July 20, 2018 for and on behalf of, as applicable, Silver Point Specialty Credit Fund, L.P., Silver Point Specialty Credit Fund Management, LLC, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Fund, Ltd., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P., Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P., Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P., and Silver Point Capital, L.P. and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. Each undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Silver Point Specialty Credit Fund, L.P.

By: Silver Point Specialty Credit Fund Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Specialty Credit Fund Management, LLC

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Capital Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Capital Offshore Fund, Ltd.

By: /s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Director

Silver Point Capital Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Distressed Opportunities Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Fund, L.P.

By: /s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Director

Silver Point Distressed Opportunities Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.

By: /s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Director

Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

Silver Point Capital, L.P.

By: /s/ Steven E. Weiser
Name: Steven E. Weiser
Title: Authorized Signatory

EXHIBIT B

Resolutions of the General Partner of
Silver Point Specialty Credit Fund, L.P.

WHEREAS, Silver Point Specialty Credit Fund GP, LLC, the general partner of Silver Point Specialty Credit Fund, L.P. (the "Company"), has reviewed the Company's Co-Investment Exemptive Application (the "Exemptive Application"), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the "SEC") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "Act"), and Rule 17d-1 promulgated under the Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the Act;

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, the President, the Chief Financial Officer and other officers and authorized signatories of the Company (collectively, the "**Authorized Officers**") be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.